DOMKA

# Revolutionizing Living, One DOMKA at a Time



domka.us   Chicago IL

## Featured Investors

Investors include

**Reset LLC**     I myself

**R**

**Reset LLC**

Syndicate Lead

Follow

Invest in DOMKA: Transforming
Housing, Transforming Lives! 🌍🏡
DOMKA isn't just about building homes;
it's about rewriting the narrative of
affordable living. Imagine a world
where quality housing is accessible to
all. By investing in DOMKA, you're not
just backing a company; you're part of
a movement reshaping how we think
about homes. Join us in creating
sustainable, affordable living for
everyone, and let's build the future
together! 🚀✨ #InvestInDOMKA
#AffordableHousing #SustainableLiving
#DOMKAADU

**Invested $50,000 this round**

· ·

## Highlights

1   $151,000 revenue is pre-orders.

2   Up to $75,000 in grants available / 1 DOMKA / 1 customer

## Our Founder

**Igor Fedyak**   CTO
2 successful exits

## Pitch









































DOMKA
THE FUTURE OF LIVING

# PROBLEM

- **61%** of families can't afford **$150,000** housing
- **12+ month** waiting time to get any ADU, Tiny Home, House
- **$1,900 / Month** is the average rent in US with 1 year lease
- **7+ million** affordable homes needed today

# SOLUTION = DOMKA ADU

- SELECT. From **$45,999-$59,999** fully furnishad DOMKA unit
- PRE-ORDER: Get your DOMKA ADU in 3-6 Months
- LIVE & RENT. Great for short or long term living and or rental
- REPEAT. Create communities and help people

# WHY DOMKA?

READY TO GO PRODUCTION. CURRENTLY UP TO 300 UNITS / YEAR

IN-HOUSE TRANSPORTATION. YOU WILL GET YOUR UNIT IN 3-6 MONTH

| | | | | |
|---|---|---|---|---|
| DOMKA | = | ADU<br>HOME<br>TINY HOUSE<br>COMMUNITY<br>GUEST HOUSE | = | HOME OFFICE<br>ADDITINAL LIVING<br>LONG TERM RENTAL<br>AFFORDABLE LIVING<br>SHORT TERM RENTAL |

DOMKA

# DOMKA UNITS

**HOME**

**$59,999**

429 sq. ft. Home. 2 bedrooms, full bathroom, kitchen, living room and fully furnished

**UNO**

**$53,999**

274 sq. ft. Home. 2 bedrooms, full bathroom, kitchen, living room and fully furnished

**STUDIO**

**$49,999**

200 sq. ft. Studio. Full bathroom, kitchen, living/sleeping area and fully furnished

**MINI**

**$45,999**

146 sq. ft. Studio. Full bathroom, kitchen, living /sleeping area and fully furnished

# DOMKA = SUSTAINABILITY

 Can sustain up to 150 mph wind

 Metal frame contruction design

 Water resistance

 Energy efficent



# DOMKA = HOME

 Bed    Smart TV    HVAC    Smart Lock    Smart Home

 Microwave    Fridge    Stove    Sink    Dining Set

 Shower    Washer    Dryer    Vanity    Toilet



# DOMKA=ECO FRENDLY

 Easy plug and play installation

 Compact, efficient and eco-friendly ADU home

 Saves up to 7,000 kWh and 5,000 CO2 Annually / 1 unit

 Eco-friendly waste management saves up to 30% of water



# DOMKA GO TO MARKET

**01**    **02**    **03**    **04**

| HOME OWNERS | INVESTORS | NON PROFIT | GOVERMENT |
|---|---|---|---|
| Up to 10 million home owners can add 1 DOMKA unit | Up to 18% ROI when you buy and rent DOMKA | 10+ million family s need affordable housing | Grants available to add ADU into your backyard |

# OUR TEAM



**IGOR FEDYAK**
Experience in technology, team building, real estate, and logistics.



**JONNY BOYARSKY**
Business development and public relations.



**ROMAN FEDIAK**
Engineering, construction, real estate, and logistics.



**ROBERT MCINTOCH**
Marketing strategy, innovations and business development